FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2012

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 1 March, 2012
EXHIBIT INDEX

EXHIBIT NUMBER                                           EXHIBIT DESCRIPTION
99                                                                          Notice to London Stock Exchange dated 1 March, 2012

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange announcement dated 20 February 2012 entitled 'Director/PDMR Shareholding'

Exhibit 2:	AGM re-elections and Committee memberships dated 28 February 2012

Exhibit 3:	Stock Exchange announcement dated 28 February 2012 entitled 'Director/PDMR Shareholding'

Exhibit 1:

 20 February 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 17 February 2012 that on 17 February 2012 the following awards under the Unilever Global Share Incentive Plan 2007 (GSIP), the Unilever North America 2002 Omnibus Equity Compensation Plan and the Unilever Management Co Investment Plan (MCIP) were granted based on the London Stock Exchange closing price of £20.63 or the New York Stock Exchange closing price of $32.75 (as appropriate) on 17 February 2012.

Unilever Global Share Incentive Plan 2007 (GSIP)

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr D Baillie (PDMR)	16,102

Professor G Berger (PDMR)	13,802

Mr A de Saint-Affrique (PDMR)	11,502

Mr K Havelock (PDMR)	14,377

Mr R J-M S Huët (Director)	29,798

Mr K Kruythoff (PDMR)	11,502

Mr D Lewis (PDMR)	11,502

Mr H Manwani (PDMR)	15,864

Mr P G J M Polman (Director)	38,676

Mr P-L Sigismondi (PDMR)	14,377

Mr K F Weed (PDMR)	11,502

Mr J Zijderveld (PDMR)	11,502

The above transactions were carried out in the UK.

 Unilever Management Co-Investment Plan

The following number of Unilever PLC Ordinary shares of 3 1/9p each were purchased as part of the individual's investment shares and the following number of matching shares were awarded pursuant to the Unilever Management Co-Investment Plan:

	Investment Shares	Matching Shares
Mr D Baillie (PDMR)	4,499	4,499

Professor G Berger (PDMR)	3,220	3,220

Mr A de Saint-Affrique (PDMR)	2,611	2,611

Mr K Havelock (PDMR)	3,793	3,793

Mr R J-M S Huët (Director)	3,649	3,649

Mr K Kruythoff (PDMR)	1,123	1,123

Mr D Lewis (PDMR)	6,372	6,372

Mr H Manwani (PDMR)	7,513	7,513

Mr P G J M Polman (Director)	17,772	17,772

Mr P-L Sigismondi (PDMR)	6,882	6,882

Mr K F Weed (PDMR)	5,608	5,608

Mr J Zijderveld (PDMR)	4,190	4,190

 The above transactions were carried out in the UK.

Unilever North America 2002 Omnibus Equity Plan

The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr A Jope (PDMR)	14,315

The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded with conditional rights pursuant to the Unilever Management Co-Investment Plan:

	Investment Shares	Matching Shares
Mr A Jope (PDMR)	3,907	3,907

The above transactions were carried out in the USA.

 This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

 Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

 Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

 20 February 2012

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 2:

28 February 2012

 Annual General Meeting re-elections and Committee memberships

Unilever requires all Directors to offer themselves for re-election at the Annual General Meetings each year. Unilever today announces that the following Directors will therefore be offering themselves for re-election at the 2012 AGMs to be held on 9 May, 2012: Louise Fresco, Ann Fudge, Charles Golden, Byron Grote, Jean-Marc Huët, Sunil B Mittal, Hixonia Nyasulu, Paul Polman, Sir Malcolm Rifkind, Kees Storm, Michael Treschow and Paul Walsh.

Unilever also announces that Bryon Grote will become chairman of the Audit Committee on 29 February 2012.  Kees Storm will continue to be a member of the Audit Committee.

Paul Walsh will continue to chair both the Nomination and Remuneration Committees, and Sir Malcolm Rifkind will continue to chair the Corporate Responsibility and Reputation Committee.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 3:

28 February 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 27 February 2012 that on 27 February 2012 the following 2009 Share Bonus Matching Shares were distributed under the North America Share Bonus Program which is part of the Unilever North America 2002 Omnibus Equity Compensation Plan.

·    Mr A Jope (PDMR) received 1,510 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share after 718 PLC ADRs were withheld to meet tax liabilities based on 22 February 2012 closing price on the NYSE of US$32.78 per PLC ADR.

 The above transaction was carried out in the USA.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

 Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

 Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

 28 February 2012

This information is provided by RNS
The company news service from the London Stock Exchange

END

Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2010. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.